FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of June 2012
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES

In compliance with paragraphs 3.63 - 3.74 of the Listings
Requirements of JSE Limited, shareholders are advised that Gold
Fields Limited has granted on 1 March 2012 (“the Grant Date”), to a director of major subsidiaries of Gold Fields Limited,
Performance Shares and Bonus Shares in terms of the Gold Fields
Limited 2012 Share Plan as set out below.

Performance Shares are conditionally awarded with the final
number settled after three years dependent on market and non-
market conditions being met. The number of shares to be settled will range from 0% to 200% of the conditional award. The
determined number of Performance Shares will be settled to the participant in shares.

Bonus Shares are linked to the annual bonus whereby the
equivalent of two-thirds of the cash bonus is granted in Bonus
Shares.

Name
MD Fleischer
Position
Director of major subsidiaries
Company Gold Fields Limited
No of Performance Shares
granted
36 390
No of Bonus Shares granted 9066
Performance Share and Bonus
Share strike price
Nil
Class of underlying security to
which rights attach
Ordinary shares
Nature of transaction
Acceptance of Performance
Shares and Bonus Shares
Vesting Period
The Performance Shares vest on
the third anniversary of the
Grant Date and the Bonus Shares
vest in equal parts on 9 months
and 18 months of the Grant Date
Nature of interest Direct Beneficial
Date of Acceptance 13 June 2012

In accordance with section 3.66 of the Listings Requirements, the necessary clearance was obtained to grant the abovementioned
Performance Shares and Bonus Shares.

13 June 2012
Sponsor:
JP Morgan Equities Limited

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 14 June 2012
GOLD FIELDS LIMITED
By:
Name:  Mr W J Jacobsz
Title:    Senior Vice President: Investor
             Relations and Corporate Affairs